Exhibit 99.1

Canadian Zinc Corporation
Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9

NOTICE OF MEETING
AND
NOTICE THAT PROXY MATERIALS AVAILABLE ONLINE

TO:	The Shareholders of Canadian Zinc Corporation

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the shareholders of Canadian Zinc Corporation (the “Company”) will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Tuesday June 27, 2017, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.	To receive the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2016;

2.	To fix the number of directors of the Company at seven (7);

3.	To elect directors of the Company for the ensuing year;

4.	To appoint the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.	To consider, and if thought fit, to pass an ordinary resolution approving all unallocated restricted share units under the Company’s restricted share unit plan, as described in the accompanying information circular;

6.	To consider, and if thought fit, to pass an ordinary resolution approving all unallocated deferred share units under the Company’s deferred share unit plan, as described in the accompanying information circular; and

7.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

The information circular with respect to the Meeting is available online, as further described below. It provides additional information about the matters to be dealt with at the Meeting and is deemed to form part of this notice. Disclosure regarding the election of directors may be found in the section of the information circular entitled “Election of Directors”, disclosure regarding the appointment of auditors may be found in the section of the information circular entitled “Appointment of Auditors” and disclosure regarding approval of the Company’s restricted share unit plan and deferred share unit plan may be found in the section of the information circular entitled “Additional Matters to be Acted Upon”.

The information circular has been prepared to help you make an informed decision on each of the matters to be voted on at the Meeting. Please review the information circular carefully before voting.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice and Access Provisions") for the Meeting. The Notice and Access Provisions allow the Company to post proxy-related materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form, if applicable) and may choose to receive a paper copy of the information circular. The Company will not use procedures known as “stratification” in connection with the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

The Meeting materials, including the information circular, are available on the Company’s website at www.canadianzinc.com/corporate/agm and will remain on the website for at least one full year from the date of this Notice of Meeting. The Meeting materials are also available under the Company’s profile on SEDAR at www.sedar.com.

Any shareholder who wishes to receive a printed paper copy of the information circular may request a copy from the Company by calling (866) 688-2001 or request by e-mail at invest@canadianzinc.com. If a shareholder requests a printed copy of the information circular prior to the date of the Meeting, the Company will send a printed paper copy of the information circular to the requesting shareholder at no cost to them within three business days of the request. If a shareholder requests a printed paper copy of the information circular after the date of the Meeting, the Company will send printed paper copies of the information circular to requesting shareholders at no cost to them within ten calendar days of their request. A shareholder may also contact the Company at the contact number or address above to request and receive a copy of the Company's financial statements and MD&A.

In order to allow for reasonable time to be allotted for a shareholder to receive and review a paper copy of the information circular prior to the proxy deadline, any shareholder wishing to request a paper copy of the information circular as described above, should ensure such request is received by June 13, 2017.

To obtain additional information about the Notice and Access Provisions, a shareholder may contact the Company by calling the following toll-free number: (866) 688-2001.

All shareholders are invited to attend the Meeting. Only shareholders at the close of business on May 10, 2017 are entitled to receive notice of and vote at the Meeting. If you are a registered shareholder, you will have received this Notice of Meeting and a form of proxy. Registered shareholders who are unable to attend the Meeting are requested to read the notes included in the form of proxy enclosed and then to complete, date, sign and mail the enclosed form of proxy, or to complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy. Completed proxies must be received by 10:00 a.m. (Pacific Time) on June 23, 2017, unless the chairman of the Meeting elects to exercise her discretion to accept proxies received subsequently.

If you are a non-registered (beneficial) shareholder, you will have received this Notice of Meeting and a voting instruction form. Non-registered shareholders are requested to read the instructions included in the voting instruction form enclosed and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein.

DATED this 10th day of May, 2017

BY ORDER OF THE BOARD OF DIRECTORS

“John F. Kearney”

John F. Kearney, Chairman